Exro Announces Filing of a Final Base Shelf Prospectus for
$200,000,000

Exro has filed a final short form base shelf prospectus with the securities regulatory authorities in Canada.
This shelf prospectus is being filed to give Exro the flexibility to take advantage of financing opportunities at its discretion and when market conditions are favourable.

CALGARY, AB, Dec. 17, 2021 /CNW/ - Exro Technologies Inc. (TSX: EXRO) (OTCQB: EXROF) (the "Company" or "Exro"), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today that it has filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The final short form base shelf prospectus has been filed further to the preliminary short form base shelf prospectus, which was previously announced on November 18, 2021.
The shelf prospectus will provide for the potential offering in Canada of up to an aggregate of C$200,000,000 of Exro's subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period. Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.

This shelf prospectus is being filed to give Exro the flexibility to take advantage of financing opportunities at its discretion and when market conditions are favourable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
About Exro Technologies Inc.
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro's advanced motor control technology, the Coil Driver™, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com. Visit us on social media @exrotech.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading "Risk Factors" and elsewhere in the Company's filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward- looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company's annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume anyobligation, to update this forward-looking information except as otherwise required by applicable law.
Neither the Toronto Stock Exchange, The Nasdaq Stock Market LLC nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.
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For further information: Investor inquiries: ir@exro.com; Canada investors: Jake Bouma at 604-317-3936; United States investors: Vic Allgeier at 646-841-4220; Media inquiries: media@exro.com
CO: Exro Technologies Inc. CNW 07:30e 17-DEC-21